EXHIBIT 99.3

ATLAS . PACIFIC . LIMITED

ACN 009 220 053

30th May 2006

The Manager
The Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: AGM Information Presentation

At the Annual General Meeting which is to be held at 11:30am today, a presentation will be made to shareholders which contains information about the performance of the company over the last financial year as well as some forward looking statements. A written version of this presentation follows. The information provided at the meeting may expand on these details as questions will taken from members who attend the meeting.

1. 2005 – Key Achievements

1.1. Return to profit – the company reported and after tax profit of $2,060,587 in 2005 compared to a loss of $594,274 in the previous financial year. This was due mainly to an increase in revenue as a result of a significant improvement in the quality of pearls that were available for sale as well as an increase in the volume of pearls sold.

1.2. Surpass operational targets – The company was able to exceed its operating target of 300,000 oysters by seeding almost 390,000, of which 340,000 are F/OPS oysters during 2005. The majority of the oysters seeded came from the Alyui Bay site in West Papua which continues as the primary pearl production site.

1.3. Maintain diversity of production – The company embarked on a program of diversification of production in 2002. This involved the establishment of separate juvenile oyster production sites to pearl production sites (where mature oysters are farmed). The geographical diversification was initiated to reduce risk from adverse regional climatic changes. The separation of functions to different locations has resulted in significantly higher productivity and survival rates. Multiple hatcheries has ensured that juvenile production levels have remained on target.

1.4. Reached a new key milestone in R&D – The research program undertaken between James Cook University and Atlas Pacific Ltd has reached a stage where we now have the ability to define oyster pedigrees. The outcome of this is that during the breeding of oysters, those with the highest genetic diversification can be crossed which will ensure we retain a high degree of genetic diversity whilst enabling us to still select for specific traits. To date, the focus of the R&D efforts has been on the growth and survival rates of the oysters through their juvenile phase. This will now move into the pearl production phase with outcomes of pearl growth and quality being examined in various genetic cohorts of oysters.

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

1.5. Developed new marketing ventures – The company continued to enhance its own marketing capabilities with the establishment of a small retail business in North Bali and the planning for expansion of this business into 2006 and 2007. The marketing team has been enhanced by the employment of a dedicated marketing manager in Bali. In 2006 a second retail/tourism was opened on Lembongan Island.

2. **Financial Profit Results**
The financial results for the last three years and a forecast for the current financial period (2006) are shown in the chart below.


12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
-2,000,000
AUD
2003*
2004
2005
2006**
Sales Revenue
Profit

* Prepared under AGAAP (2004, 2005, 2006 – IFRS)
** Forecast

3. **Unit cost of seeded oysters**
The expansion of production to the separate production sites has resulted in significant economies of scale being achieved. This is most obviously demonstrated by the reduction in the unit cost of seeded oysters over the last three years.


Unit Cost of Production
Seeded Oysters
$19.00
$18.00
$17.00
$16.00
$15.00
$14.00
$13.00
$12.00
AUD
2003*
2004
2005

* 2003 information reported under AGAAG – 2004 and 2005 under IFRS

4. **Operational Results**
The company's operation results for the last three years are demonstrated in the following chart. A projection for production in 2006 is also provided.


2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
2003
2004
2005
2006*
Total Oysters
Oysters Seeded
Oysters Harvested

* Forecast

The operational results have been and continue to be driven by the following key factors

4.1. Diversity and specialization of production –
Oysters at different developmental stages will grow better under certain environmental conditions. Different locations will provide different climatic, nutrient and current conditions. By selecting production sites to suite the oysters' requirements based on their age, survival and production rates are higher. This has resulted in much higher yields for the company.

Geographical diversification also provides some level of risk management against adverse climatic affects from regional changes in weather. Such adverse conditions were faced by the company in 2001 and 2002.

4.2. Research and Development and Technical Training –
The previously mentioned recombined search efforts with James Cook University have placed the company at the forefront of genetic identification within the pearling industry. A high level of technical training is provided to local Indonesian staff at all levels of the peal farming business which ensures that pearl quality is maintained at its optimum. Pearl quality is a priority over quantity in the production philosophy of the business.

4.3. New and Competitive Opportunities
The company continues to seek new ways of improving and expanding pearl production and diversifying its revenue opportunities. This comes in the form of identifying joint production opportunities as well as the establishment of the new retail opportunities in Bali. Efforts have gone into finding new markets for by-product so as to improve returns from the pearling process.

5. Research & Development

Oysters from the first year of the R&D genetics program are now nearing maturity. The results from this have shown that pedigrees can be successfully assigned to oyster groups with different genetic characteristics. Significant growth and survival differences have been noted in different family groups and at different locations. The findings to date will be implemented in the 2006/07 breeding season with breeding pairs being selected only from oyster groups with diverse genetic characteristics.

The second phase of the research will focus on the pearl production characteristics of various genetic groups.

6. **Marketing**

The key achievements for the company in the area of marketing in the last 12 months are:

6.1. North Bali Pearls centre – in August 2005, the company opened the North Bali Pearl centre to the public. This is a facility that is built on the site of the company's North Bali juvenile oyster production farm at Penyabangan. This pearl centre attracts tourists who are staying on the north coast of Bali and provides them with an educational experience about pearl production and allows them to purchase jewellery and other pearl related products that are derived from the company's own raw materials. This centre is small in scale and has not added significantly to profits to date. However, it's potential will be better exploited during 2006 with improved jewellery production, better staff training and an improvement to marketing in the area;

6.2. Nusa Lembongan Pearl Centre (Opened in 2006) – In April 2006, the company opened a second pearl centre on the island of Nusa Lembongan, in the south of Bali. This centre was established on Nusa Lembongan in cooperation with a cruise company called Bali Hai Cruises which has a resort based on the island. Day trip and overnight tourists are offered a tour of the facility to learn about pearl farming and have the opportunity to purchase merchandise from the company's well stocked and highly appointed showroom. This centre is expected to turn over in excess of AUD1 million per annum within a year. Retail margines for product sold is significantly higher than margines achieved through the wholesaling business but with lower turnover.

6.3. Launch Atlas South Sea Pearl brand – Members are to vote on a change of name for the company to Atlas South Sea Pearl Ltd at the annual general meeting. This brand name is to be promoted to provide a higher profile for the company's jewellery products. Product design and manufacturing has commenced in Bali and a program of promotion will be implemented in the coming year.

The objectives that have been set out for the marketing department in the next two years are:

- Develop and promote brand awareness;
- Deliver a high quality, fair value product to customers (both retail and wholesale); and
- Increase revenue by 10% by the end of 2007 from retail and wholesale pearl jewellery sales.

7. **2006 Expectations**

During 2006, the company expects to:

7.1. Harvest more pearls than the previous year;

7.2. Increase revenue from the sale of loose pearls and also from the sale of pearl jewellery through its retail outlets in Bali;

7.3. Increase profit to approximately $3,000,000;

7.4. Continue to pay dividends on a regular basis as cash reserves allow.

Yours faithfully

GEORGE SNOW
Chairman